UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 6, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

August 06, 2010.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re:  US$500,000,000, 7.875% Notes Due 2017 of Transportadora de Gas del Sur S.A. (“Notes”)

Dear Sirs,

The purpose hereof is to inform you, in accordance with the requirements of the regulations promulgated under the United States Securities and Exchange Act, that the Company has repurchased Notes in the open market having an aggregate principal value of US$ 6,000,000 and that the Company intends to cancel such Notes.

In addition, we inform you that we will request that the Trustee of the Indenture under which the Notes are issued cancel the repurchased Notes, and we will take actions to remove the cancelled Notes from listing and trading on the Bolsa de Comercio de Buenos Aires, the Mercado Abierto Electrónico S.A. and the Euro MTF Market.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel